Exhibit 99.1

MDJM LTD ( NASDAQ : UOKA ) INVESTOR PRESENTATION December 2024

This presentation contains or may contain forward - looking statements about our plans and future outcomes, including without limitation, statements containing the words “anticipates,” “projected,” “potential,” “believes,” “expects,” “plans,” “estimates” and similar expressions. Such forward - looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of MDJM LTD (“we,” “us,” “our,” the “Company” or “MDJM”), or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward - looking statements. Given these uncertainties, the audience is advised not to place any undue reliance on such forward - looking statements. These forward - looking statements speak only as at the date of this presentation. MDJM expressly disclaims any obligation to update any such forward - looking statements in this presentation to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation. Neither MDJM nor any of its officers, employees, advisers, or agents makes any representation or warranty, express or implied, as to any matter or as to the truth, accuracy, or completeness of any statement made in this presentation, made in conjunction therewith or in any accompanying materials or made at any time, orally or otherwise, in connection with the matters referred to herein and all liability in respect of any such matter or statements is expressly excluded. Disclaimer 2

Company Introduction

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MDJM was incorporated on January 26, 2018. Through its UK subsidiary, MD Local Global Ltd (“MD UK”), the company holds hotel assets in the UK.

In 2022, MD UK acquired Fernie Castle in Fife, Scotland, and Robin Hill Hotel in Torquay, England, converting them into hotels with dining facilities. At the Fernie Castle, we plan to develop a garden with elements of Eastern aesthetics and Zen philosophy. We believe that the fusion of a Western castle with an Eastern garden will attract significant attention. Currently, the Fernie Castle is being managed and developed by our UK subsidiary, Fernie Castle Culture Limited.

Our comprehensive cultural venture, supported by physical assets, aims to foster cultural innovation and diversity.

Our operational philosophy recognizes culture as both a driving force for our business and a profound social responsibility. By engaging in cultural pursuits that preserve their original essence, we strive to foster a renewed appreciation for our shared heritage. Ultimately, we aspire to cultivate a sense of inner peace and spiritual fulfillment within our community.

Based on these principles, we drive the comprehensive development of our cultural business through hotels, art events, and various cultural projects. On a broader level, we aim to promote global cultural harmony and exchange.

Our UK subsidiaries, MD UK and Mansions Catering and Hotel LTD (“Mansions”), began operations in August 2021. Mansions specializes in cultural operations, offering services in art-focused hotel management, promotion of traditional Eastern culture, planning of art events, and exhibition and sales of artworks. Mansions is committed to fostering East-West artistic exchanges and establishing a complete and thriving art ecosystem. We focus on discovering and nurturing emerging artistic talent and providing artists with extensive opportunities for growth.

Our core mission is to infuse the greatness of traditional world cultures into our culture, art, and services, influencing people to understand and benefit the world.

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Business Description 4 MDJM’s strategic focus is on the exchange of Eastern and Western arts and culture, centered around two historic buildings in the UK. By developing a cultural venue that combines Scottish castle architecture with an Eastern garden aesthetic, MDJM aims to create a one - of - a - kind cultural landscape. Our future growth plans include the following: 1. Develop boutique hotel services that bring the classical aesthetics and tranquility of Eastern and Western lifestyles to a global audience through art and cultural empowerment. 2. Facilitate exchanges of Eastern and Western artworks, including art exhibitions, art auctions, and digital art initiatives. 3. Establish a unique cross - border e - commerce platform through a distinctive cultural and aesthetic approach, showcasing and trading cultural arts and lifestyle products from diverse civilizations. 4. Leverage the exemplar status of the integrated Eastern and Western architectural landscape to collaborate with prominent universities, advancing academic exchange, research base development, and educational programs. MDJM’s business is grounded in a vision of preserving and advancing the finest aspects of human civilization. With a global perspective, our mission is to transcend traditional geographic and cultural limitations and boundaries and to expand beyond narrow market perceptions in our work. We prioritize innovative, cross - disciplinary, and mutually beneficial thinking as guiding principles for our business. Our partners include experts from the worlds of culture, art, academia, architecture, and commerce, as well as professional teams from various fields. MDJM approaches all cultural forms and business practices with a humble, open, and inclusive mindset.

Sustainability Fernie Castle Culture Limited 5 Fernie Castle Culture Limited, a UK - based subsidiary of MDJM, is actively advancing its cross - regional and cross - cultural business framework to foster global cultural fusion between East and West. The restoration and renovation plans for Fernie Castle, along with the Eastern Garden project, are progressing steadily. Future developments will feature additional East - West art exchanges and exhibitions to enrich this cultural endeavor. Fernie Castle Culture Limited uses its two historic properties, Fernie Castle and Robin Hill Hotel, as platforms to promote deeper cultural understanding and exchange between Eastern and Western cultures. The Company aims to preserve and share the treasures of traditional Eastern art with the world, nurturing the human spirit and contributing to a shared cultural heritage. Fernie Castle and its Eastern Garden are expected to serve as artistic venues for salons, forums, exhibitions, and auctions, with an aim to facilitating the interaction between Eastern and Western artists. By respecting local cultural preservation efforts, these spaces are envisioned to ignite artistic sparks between East and West. We believe that our innovative approach, along with the enhancement of Fernie Castle, not only represents a major cross - cultural event, but also signifies a highlight in cultural exchange and the preservation of traditional Eastern and Western art. Fernie Castle is home to three rare, centuries - old London plane trees, along with hundred - year - old American red pines and Scottish cherry trees. The grounds also host a rich ecosystem, including North American quails, storks, and the near - threatened Eurasian red squirrel, as classified by the IUCN Red List. Other inhabitants include grey squirrels, a resident family of deer, British longhair cats, wild hares, and a diverse array of bird species. The harmonious coexistence of these flora and fauna is central to the estate, and as we further integrate the castle and garden, we will intensify our efforts to protect these rare species. We expect Fernie Castle to serve as a haven for researchers and enthusiasts alike. In line with sustainable development principles, we prioritize resource selection and material reuse. As we progress, MDJM remains committed to upholding spiritual and environmental sustainability, ensuring that growth will be in harmony with nature and heritage.

Partners——Suzhou Xiangshan Workshop Construction Investment Development Co., Ltd.

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Suzhou Xiangshan Workshop Construction Investment Development Co., Ltd., established in 2006, is officially recognized by China's Ministry of Culture and Tourism as the custodian of the national intangible cultural heritage project, "Xiangshan Traditional Architectural Techniques." Located in the birthplace of the Xiangshan craft—Xukou Town in Wuzhong District, Suzhou—the company has developed the Xiangshan Workshop Garden and Ancient Architecture Cultural Industry Base, for which it manages operations. The company has earned multiple honors, including "Suzhou Specialty Industry Base," "Suzhou Specialty Public Service Platform," "Outstanding Demonstration Base for Intangible Cultural Heritage Protection in Suzhou," "Model Unit for the Preservation and Inheritance of Chinese Cultural Heritage," "Heritage Site of Chinese Ethnic Architectural Techniques," and "Key Cultural Unit of Suzhou."

Xiangshan Workshop has also initiated various organizations, such as the "Suzhou Xiangshan Craft Association," "Suzhou Xiangshan Vocational Training School," "Suzhou Xiangshan Art Museum," "Wood Structure New Materials Research Center," "Xiangshan Master Craftsman Studio," and an "International Arts Community." These initiatives have contributed to the training of hundreds of skilled professionals in the Xiangshan architectural tradition. The company has published over 20 technical books on garden and ancient architecture, along with over 100 research papers and nearly 60 academic journals, distributed nationwide.

With more than a decade of development, Xiangshan Workshop has established a comprehensive cultural industry base that integrates garden and ancient architecture research, production, marketing, exhibitions, and cultural tourism. This base supports a number of Suzhou ancient architecture companies, providing a multifaceted platform that upholds and protects the Xiangshan architectural craftsmanship, now recognized as part of the global intangible cultural heritage.

Source: http://xiangshanbang.org.cn/about.html

Expert Committee Member——Professor Duncan Campbell

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Professor Duncan Campbell has spent over 40 years engaged in the translation of classical Chinese literature, research on Ming and Qing literature and culture, and in-depth studies of Chinese material culture from the late Ming and early Qing periods, including private libraries, antique furniture, letters and diaries, travel literature, and book collections. He is also a specialist in the art of classical Chinese gardens, recognized as a New Zealand historian of Chinese culture, translator, and expert in Chinese gardens.

Teaching Experience

- Formerly taught at the University of Auckland, Victoria University of Wellington, and the Australian National University in Canberra.
- Primarily instructed courses in Chinese language, Chinese literature, and Chinese civilization history.

Research Experience

- Former Research Fellow in Garden and Landscape Studies at Dumbarton Oaks Research Library and Collection in the United States.
- Former Director of the June & Simon K.C. Li East Asian Garden Studies Center.
- Former Director of the East Asian Garden Arts program and Curator of Liu Fang Yuan (Garden of Flowing Fragrance) at the Huntington Library, Art Collections, and Botanical Gardens in the United States, home to one of the largest Chinese-style gardens outside of China.
- Currently an Adjunct Research Fellow at the New Zealand Contemporary China Research Centre.

Other Positions

- Member of the Chinese Culture Translation and Studies Support Network (CCTSS)
- Deputy Editor of the New Zealand Journal of Asian Studies
- Member of the design team for the "Wellington Garden" Chinese Garden in Wellington, New Zealand

Source: http://sinologystudy.com/html/Interview/433.html
https://www.wgtn.ac.nz/chinaresearchcentre/programmes-and-projects/china-symposiums/new-zealand,-china-and-the-21st-century-maritime-silk-road/duncan-campbell

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Expert Committee Member —— Professor Duncan Campbell 8 1. Major work: Lan Yuan: A Garden of Distant Longing is a notable monograph on Chinese gardens. 2. Academic papers include Flawed Jade: Zhang Dai’s Family Biographies and The Cultivation of Exile: Qi Biaojia and His Allegory Mountain. 3. Notable translations: • QIAN Zhongshu's Seven Pieces (Qi Zhui Ji); ZHANG Dai's Dream Memories from the Tao An (Tao An Meng Yi) and Search for West Lake in Dreams (Xi Hu Meng Xun); QI Biaojia’s writings on garden construction and design, Notes on Allegory Mountain (Yu Shan Zhu); and WEI Li’s In Search of Lost Books (Shu Lou Xun Zong), a work on book collections. • The Dumbarton Oaks Anthology of Chinese Garden Literature, a comprehensive English anthology covering over two millennia of Chinese garden and landscape writings, recognized as a key resource in contemporary Western studies on Chinese gardens. • Professor Duncan Campbell has made significant contributions to introducing China, translating and publishing Chinese literary works, and promoting cultural exchange between China and the world . In recognition of these achievements, he was awarded the Tenth Special Book Award of China in August 2016 . Professor Duncan Campbell has translated numerous works by renowned Chinese authors such as YUAN Hongdao , YUAN Zhongdao , WANG Siren, ZHANG Dai, ZHENG Yuanxun , and QI Biaojia , and has conducted extensive research on the poetry of DU Fu, BAI Juyi, and other prominent classical Chinese poets . He is particularly interested in the works of QIAN Zhongshu and has translated and published Qian's Seven Pieces (Qi Zhui Ji) . Professor Campbell has also conducted in - depth research on Chinese garden culture and library collections, authoring several influential works . Representative Works Honors

Contact Information MDJM LTD Weitian Group LLC 万千集 团 9 Lei Cai Tel: +44 - 01337 829 349 Email: IR@mdjmjh.com Address: Fernie Castle, Letham Cupar , Fife, KY15 7RU United Kingdom Sherry Zheng Tel: +1 718 - 213 - 7386 Email: shunyu.zheng@weitian - ir.com Address: 377 Hoes Lane, Suite 100 Piscataway, NJ 08854